Exhibit 99.4

Consent of Independent Auditor

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-284846) and Form S-8 (No. 333-276139) of Diversified Energy Company PLC of our report dated April 30, 2025, relating to the consolidated financial statements of Maverick Natural Resources, LLC, which appears in this Form 6-K.

/s/ BDO USA, P.C.
Houston, Texas

May 16, 2025